Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE SIGNING OF AN AGREEMENT TO SELL ITS
INTEREST IN TWO HOTELS IN BELGIUM AT A CONSIDERATION REFLECTING AN
ASSET VALUE OF APPROXIMATELY EURO 48 MILLION

Tel Aviv, Israel, May 10, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that its wholly owned indirect subsidiary entered into a Share Purchase Agreement with Astrid JV Sarl, an affiliate of Kohlberg Kravis Roberts & Co. L.P., (the “Purchaser”), with regard to the sale of its entire (100%) holdings in its wholly owned subsidiary (the "Target") which owns and operates the Radisson Blu Hotel and the Park Inn Hotel, in Antwerp, Belgium (collectively: the “Hotels”). The closing of the transaction is scheduled to occur following the satisfaction of certain conditions.

The transaction reflects an asset value of approximately Euro 48 million for both Hotels subject to working capital and other adjustments as specified in the agreement. The total net consideration payable to the Company's wholly owned subsidiary (the "Seller"), following the repayments of the Target's banks loan, and the aforementioned adjustments, is approximately Euro 27 million out of which Euro 1 million will be deposited in escrow to secure the Seller's indemnification obligations under the Share Purchase Agreement.

In accordance with the refinancing loan agreement between Bank Hapoalim B.M and the Company, upon closing of the abovementioned transaction, the Company will prepay an amount of approximately $5 million on account of the loan.

JLL advised Seller in the transaction.

Ron Hadassi, Chairman of the Board of Directors of the Company, commented: "Signing this transaction for the sale of our hotels in Belgium is the most significant sale by the Company since the completion of   debt restructuring in February last year. This step is consistent with the Company's strategic plan to dispose of assets which have reached maturity and have exhausted their potential, while developing other assets toward their future sale".

Doron Moshe, Acting CEO and CFO of the Company, added: "The sale of the Company's hotels in Belgium is an important step in the disposition  of the Company's assets that have reached maturity, with the aim of preparing for repayment of the Company's debts, which are scheduled to mature in the upcoming years, and also for the investment in other assets, which have not reached maturity yet. Upon the closing of the transaction, Elbit's estimated cash flow on a stand alone basis will increase by  approximately NIS 90 million and the balance of the Company's loans (consolidated) will be reduced approximately by NIS 100 million".

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, failure to consummate the sale of the Target and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com